2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Charter Communications, Inc. (CHTR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Charter Communications, Inc. (CHTR)
Vote Yes: Item #5 – Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Annual Meeting: April 27, 2021

CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Charter Communications, Inc. (“Spectrum”) publish annually a report assessing the Company's diversity and inclusion efforts, at reasonable expense and excluding proprietary information. At a minimum the report should include:

•	the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,
•	the Board’s assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting statement: Investors seek quantitative, comparable data to understand the effectiveness of the company’s diversity, equity, and inclusion programs.

SUMMARY

The resolution requests Charter Communications, Inc. (“Charter”) to publish an annual report assessing the Company’s diversity and inclusion efforts including the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

2021 Proxy Memo Charter Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Charter’s diversity, equity, and inclusion programs. It cites concerns that the company’s extensive marketing related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on its workplace equity practices. The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers as well as studies which point to the corporate benefits of a diverse workforce.

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces
2.	Corporate policies that allow harassment and discrimination undermine business success
3.	Charter is risking the trust and confidence of its stakeholders
4.	Charter is reliant on diverse consumers
5.	Charter is lagging peers
6.	Company diversity data is selectively presented and insufficient to address investors’ concerns

DISCUSSION

1.	Companies benefit from Diverse and Inclusive Workplaces

Multiple data points indicate that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]

1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

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2021 Proxy Memo Charter Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8% percent higher than the 20 least-diverse companies.[4]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Charter’s lack of transparent diversity metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate Policies that Allow Harassment and Discrimination Undermine Business Success

Identified benefits of diverse teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

3.	Charter is Risking the Trust and Confidence of its Stakeholders

Charter has stated that “We are committed to diversity and inclusion in every aspect of our business. To exceed our customers' expectations, we strive to deliver high-quality products and services by embracing the unique perspectives and experiences of our employees and partners.”9

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

9 https://corporate.charter.com/diversity-inclusion

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2021 Proxy Memo Charter Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

It is reasonable to believe that stakeholders will look at Charter’s relationships with its own employees, expecting to see the company’s leadership in its workplace equity practices. Unfortunately, the publicly available data provided by Charter does not support the company’s stated commitment to diversity and inclusion. To the contrary, Charter has faced a series of allegations, including: sexism, ageism,10racism11,12 and disability discrimination.13

4.	Charter is Reliant on Diverse Consumers

Charter offers its broadband services to more than 31 million customers in 41 states. In addition, its Spectrum reaches broadly across the American landscape. The success of its service offerings and its programming are reliant on successfully reaching the diverse American consumer: 13.4% of whom are Black, 18.5% of whom are Latinx, 5.9% of whom are Asian and 1.3% of whom are Native American.14

Charter currently provides limited disclosure on the racial or ethnic diversity of its employees, at any level of the organization. It has shared a single aggregated statistic, stating that people of color make up 46% of employees. It is unknown where in the organization this diversity sits, if these diverse individuals remain at the company for tenures similar to their white male peers, and if they are able to obtain the same career velocity (promotion rates) as their white male peers.

5.	Charter is Lagging Peers

Charter is an outlier in the level of disclosure and transparency it provides to investors. Eighty-nine of the S&P 500, and 62 of the 100 largest S&P 500 companies by market cap release their consolidated EEO-1 forms, the best-practice standard for workforce composition disclosure. Charter does not disclose this form.

Employers must annually file their EEO-1 reports with the Equal Employment Opportunity Commission (EEOC). As such, the EEO-1 report is a standardized dataset that has already been collected by Charter.

10 https://www.thewrap.com/ny1-spectrum-anchors-age-gender-discrimination-lawsuit-settlement/

11 https://www.dol.gov/newsroom/releases/ofccp/ofccp20200219

12 https://deadline.com/2021/02/byron-allen-racial-discrimination-lawsuit-charter-communications-1203026905/

13 https://www.eeoc.gov/newsroom/eeoc-sues-oceanic-time-warner-cable-spectrum-disability-discrimination

14 https://www.census.gov/quickfacts/fact/table/US/PST045219

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2021 Proxy Memo Charter Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

In addition, Charter does not release comparable levels of detail around its workforce inclusion data - its recruitment, retention, and promotion rates of diverse employees - as other leading companies. Below are examples of data that peers are disclosing:

-	More than 1 in 4 of the largest 100 companies in the S&P 500 release their recruitment rates of female employees. Almost 1 in 5 release their retention rates of female employees, and 1 in 10 release their recruitment rate of female employees.
-	16% of the S&P500 release at least one recruitment statistic related to race or ethnicity. Within the 100 largest companies by market cap, 23% do so. Within the 100 largest employers, 23% do so.
-	22% of the S&P 500 release at least one retention statistic related to race or ethnicity. Within the 100 largest companies by market cap, 21% do so. Within the 100 largest employers, 23% do so.
-	Companies that release recruitment data by race and ethnicity include: Allstate, Apple, BlackRock, Norfolk Southern Corp and Oracle Corp; companies that release retention rates include: Alphabet, Edison International, Intel, PVH Corp and Twitter; Companies that release promotion rates include Consolidated Edison, Goldman Sachs, Progressive, Twitter and Walmart.
-	15% of the S&P 500 have released a quantifiable goal related to their workplace diversity, equity and inclusion goals. Within the 100 largest companies by market cap, 22% do so. Within the 100 largest employers, 22% do so.

6.	Charter’s Diversity Data is Selectively Presented and Insufficient to Address Investors’ Concerns

Charter’s most recent Corporate Responsibility Report (2019) presents only its total percentage of female employees, its total percentage of employees that are people of color, and the total percentage of employees that are veterans. It is not shared what percent of employees are black, Latinx, Asian or fall within other protected classes. It is not clear where in the organization these diverse employees work.

This limited data set is insufficient data for investors to be able to assess the company’s diversity, let alone how inclusive its workplace is. Investors need access to workforce composition data, at a minimum at the level provided by the consolidated EEO-1 form, as well as recruitment, retention and promotion rates. Current disclosures do not allow investors to assess Charter’s workplace programs relative to other companies, nor to assess if recruitment program are effective, if training programs build strong talent, or if employees want to stay at the company.

Charter, to be credible with investors and other external stakeholders, needs to show that its statements of commitment to diversity are not puffery by allowing external parties to review the data showing the effectiveness of its workplace programs in ensuring fair and equitable treatment of the organization’s diverse employees.

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2021 Proxy Memo Charter Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

NOTES ON CHARTER’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Charter’s Statement Against the Stockholder Proposal Regarding Diversity and Inclusion Efforts (Statement of Opposition) made a number of statements about the importance of diversity and inclusion to the company. However, it did not sufficiently illustrate for investors how the company is managing diversity and inclusion topics, nor did it provide any evidence that its programs were being successfully implemented.

The Statement of Opposition makes reference to the Executive Steering Committee, led by the Chairman and CEO, which “regularly reviews progress against our diversity and inclusion strategy to ensure that both diversity and inclusion remain integral across our business.” However, the referenced “diversity and inclusion strategy” is not explained to investors in any public reports by Charter.

The Statement of Opposition also details a number of programs, such as partnerships with external organizations, volunteer Business Resource Groups, and “Spectrum Scholars,” which supports 20 students in attending university. How these programs impact the organization’s recruitment, retention, or promotion needs is not detailed for investors.

The Statement of Opposition also states that Charter is “in the process of developing a report describing material ESG risks and opportunities.” A “yes” vote on this resolution will help make clear to the Board that investors seek meaningful reporting from the company on its workplace diversity, equity and inclusion programs.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking an annual report assessing the Company's diversity and inclusion efforts.

A “Yes” vote is warranted as Charter has provided investors with insufficient reporting to provide assurance that it has effectively ensured a diverse and inclusive workforce.

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For questions regarding Proposal #5 at Charter, please contact Meredith Benton, As You Sow Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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2021 Proxy Memo Charter Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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